Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated February 10, 2016

Relating to Preliminary Prospectus dated February 1, 2016

Registration No. 333-208735

Proteostasis Therapeutics, Inc.

This free writing prospectus relates to the initial public offering of the common stock (the “Common Stock”) of Proteostasis Therapeutics, Inc. and should be read together with the preliminary prospectus dated February 1, 2016 (the “Preliminary Prospectus”) that was included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-208735) relating to the initial public offering of the Common Stock contemplated therein.

On February 9, 2016, we filed Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No.  2”), which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1445283/000119312516455680/0001193125-16-455680-index.htm

The information set forth below from Amendment No. 2 reflects our response to the U.S. Securities and Exchange Commission comment received on February 8, 2016 and changes to other disclosures. All page number references refer to Amendment No. 2.

RISK FACTORS, pages 43, 44 and 48

The second sentence of the risk factor of the Preliminary Prospectus captioned “Risk Factors—Risks Relating to this Offering and Ownership of Our Common Stock—Participation in this offering by certain of our existing principal stockholders would reduce the available public float for our shares.” on page 43 has been revised to read as follows:

If such principal stockholders were to purchase all of the shares they have indicated an interest in purchasing in this offering, such stockholders would beneficially own approximately 76.7% of our outstanding common stock after this offering.

The risk factor of the Preliminary Prospectus captioned “Risk Factors—Risks Relating to this Offering and Ownership of Our Common Stock—Our principal stockholders will have a controlling influence over our business affairs and may make business decisions with which you disagree and which may adversely affect the value of your investment.” on page 43 has been revised in its entirety to read as follows:

After this offering, it is anticipated that our principal stockholders and their affiliates will beneficially own or control, directly or indirectly, approximately 62.9% of the outstanding shares of our common stock, or 60.8% if the underwriters’ option to purchase additional shares is exercised in full. In addition, certain of our existing principal stockholders have indicated an interest in purchasing up to an aggregate of approximately $30.0 million in shares of our common stock in this offering at the initial public offering price. If such principal stockholders were to purchase all of the shares they have indicated an interest in purchasing in this offering, such stockholders would beneficially own approximately 76.7% of our outstanding common stock after this offering, or 74.1% if the underwriters’ option to purchase additional shares is exercised in full. As a result, if some of these persons or entities act together, they will have the ability to exercise significant influence over matters submitted to our stockholders for approval, including the election and removal of directors, amendments to our certificate of incorporation and by-laws and the approval of any business combination. These actions may be taken even if they are opposed by other stockholders. This concentration of ownership may also have the effect of delaying or preventing a change of control of our company or discouraging others from making tender offers for shares of our common stock, which could prevent our stockholders from receiving a premium for their shares. Some of these persons or entities who make up our principal stockholders may have interests different from yours.

See “Principal Stockholders” below for more information regarding the ownership of our outstanding common stock by our principal stockholders.

The last sentence of the second paragraph of the risk factor of the Preliminary Prospectus captioned “Risk Factors—Risks Relating to this Offering and Ownership of Our Common Stock—Future sales, or the expectation of future sales, of a substantial number of our common shares could depress the trading price of our common stock.” on page 44 has been revised to read as follows:

Immediately upon the expiration of this lock-up period, 5,388,922 shares of our common stock will be freely tradable pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, by non-affiliates and another 7,374,965 shares will be eligible for resale pursuant to Rule 144 under the Securities Act, subject to the volume, manner of sale, holding period and other limitations of Rule 144, such amounts excluding any shares purchased by our existing principal stockholders in this offering.

The following risk factor has been added to the section of the Preliminary Prospectus captioned “Risk Factors—Risks Relating to this Offering and Ownership of Our Common Stock” on page 48:

Our by-laws that will become effective as of the closing of this offering provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our by-laws that will become effective as of the closing of this offering provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our by-laws, or any action asserting a claim against us that is governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, other employees or stockholders (including beneficial owners), which may discourage such lawsuits against us and our directors, officers, other employees or stockholders (including beneficial owners). Alternatively, if a court were to find the choice of forum provision contained in our by-laws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

EXECUTIVE COMPENSATION, pages 126 and 129

The first sentence of the section of the Preliminary Prospectus captioned “Executive Compensation—Equity Compensation Plans and Other Benefit Plans—2016 Stock Option and Incentive Plan” on page 126 has been revised to read as follows:

Our 2016 Stock Option and Incentive Plan, or the 2016 Plan, was adopted by our board of directors on January 15, 2016 and approved by our stockholders on February 3, 2016 and will become effective on the day immediately prior to the date on which the registration statement of which this prospectus forms a part is declared effective by the SEC.

The first sentence of the section of the Preliminary Prospectus captioned “Executive Compensation—Equity Compensation Plans and Other Benefit Plans—2016 Employee Stock Purchase Plan” on page 129 has been revised to read as follows:

Our 2016 Employee Stock Purchase Plan, or the 2016 ESPP, was adopted by our board of directors on January 15, 2016 and approved by our stockholders on February 3, 2016.

PRINCIPAL STOCKHOLDERS, pages 138 and 140

The tabular disclosure set forth in the section of the Preliminary Prospectus captioned “Principal Stockholders” on page 138 has been updated in its entirety to read as follows:

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After the Offering
Name and address of beneficial owner	Number	Percent	Number	Percent
5% Stockholders
Elan Science One Ltd.(1)	2,783,067	21.6%	2,783,067	16.7%
Entities affiliated with New Enterprise Associates Inc.(2)	2,194,916	17.1%	2,194,916	13.1%
Healthcare Ventures VIII, L.P.(3)	1,789,095	13.9%	1,789,095	10.7%
F-Prime Capital Partners Healthcare Fund II LP(4)	1,502,812	11.7%	1,502,812	9.0%
Novartis Bioventures Ltd.(5)	1,498,791	11.7%	1,498,791	9.0%
Genzyme Corporation(6)	751,405	5.8%	751,405	4.5%
Named Executive Officers
Meenu Chhabra(7)	135,025	1.0%	135,025	*
Po-Shun Lee, M.D(8).	6,244	*	6,244	*
Janet L. Smart, Ph.D., J.D.(9)	9,058	*	9,058	*
Non-Executive Directors
M. James Barrett, Ph.D.(2)	2,192,748	17.1%	2,192,748	13.1%
Franklin M. Berger	71,932	*	71,932	*
Helen Boudreau	—	—	—	—
Bernard Davitian, M.Sc., CPA(6)	751,405	5.8%	751,405	4.5%
Jeffery W. Kelly, Ph.D.(10)	112,287	*	112,287	*
Stephen C. Knight, M.D.(4)	1,502,812	11.7%	1,502,812	9.0%
Christopher K. Mirabelli, Ph.D.(3)	1,789,095	13.9%	1,789,095	10.7%
Henry B. Skinner, Ph.D.(5)	—	—	—	—
Christopher T. Walsh, Ph.D.	6,012	*	6,012	*
Conor M. Walshe(1)	—	—	—	—
All directors, director nominees, named executive officers and other executive officers as a group (16 persons)(11)	6,587,718	50.5%	6,587,718	39.0%

Footnote (10) of the table in the section of the Preliminary Prospectus captioned “Principal Stockholders” on page 140 has been updated in its entirety to read as follows:

Consists of (i) (a) 95,280 shares of common stock and (b) 13,875 shares of common stock underlying options that are exercisable as of November 30, 2015 or will become exercisable within 60 days after such date, each held directly by Jeffery W. Kelly and (ii) the 3,132 shares of common stock held by The Scripps Research Institute deemed to be beneficially owned by Dr. Kelly, as described herein. Dr. Kelly is currently the Chairman of Molecular and Experimental Medicine and the Lita Annenberg Hazen Professor of Chemistry within the Skaggs Institute of Chemical Biology at The Scripps Research Institute, which holds 30,064 shares of common stock. Dr. Kelly disclaims beneficial ownership of the shares held by The Scripps Research Institute except to the extent of his pecuniary interest arising as a result of his employment by The Scripps Research Institute and the 3,132 shares of common stock that The Scripps Research Institute plans to transfer to him.

Footnote (11) of the table in the section of the Preliminary Prospectus captioned “Principal Stockholders” on page 140 has been updated in its entirety to read as follows:

Consists of (i) 101,292 shares of our common stock, (ii) 3,741,644 shares of our common stock underlying shares of Series A preferred stock, (iii) 1,579,991 shares of common stock issuable as payment of accruing dividends due upon conversion of such shares of Series A preferred stock, (iv) 971,557 shares of common stock underlying shares of Series B preferred stock, (v) 175,302 shares of our common stock underlying options that are exercisable as of November 30, 2015 or will become exercisable within 60 days after such date, (vi) 14,800 shares of common stock underlying a warrant to purchase Series A preferred stock and (vii) 3,132 shares of common stock held by The Scripps Research Institute deemed to be beneficially owned by Dr. Kelly (see footnote 10).

DESCRIPTION OF CAPITAL STOCK, page 145

The following disclosure has been added to the section of the Preliminary Prospectus captioned “Description of Capital Stock—Antitakeover Effects of Delaware Law and Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws—Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws” on page 145:

Choice of forum. Upon the closing of this offering, our amended and restated by-laws will provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. Although our amended and restated by-laws contain the choice of forum provision described above, it is possible that a court could rule that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

FINANCIAL STATEMENTS, page F-38

The following disclosure has been added to the section of the Preliminary Prospectus captioned “Index to Financial Statements—Notes to Financial Statements—17. Subsequent Events (unaudited)” on page F-38:

2016 Stock Option and Incentive Plan

On February 3, 2016, the Company’s stockholders approved the 2016 Stock Option and Incentive Plan (the “2016 Plan”), which will become effective upon the day immediately prior to the date that the registration statement for the Company’s initial public offering is declared effective. The 2016 Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock units, restricted stock awards and other stock-based awards. The number of shares initially reserved for issuance under the 2016 Plan is 1,581,839 shares. The number of shares of common stock that may be issued under the 2016 Plan will automatically increase on each January 1, beginning on January 1, 2017, by the lesser of 3% of the shares of the Company’s common stock outstanding on the immediately preceding December 31 or an amount determined by the Company’s board of directors or the compensation committee of the board of directors. The shares of common stock underlying any awards that are forfeited, canceled, repurchased or are otherwise terminated by the Company under the 2016 Plan and the 2008 Plan will be added back to the shares of common stock available for issuance under the 2016 Plan.

2016 Employee Stock Purchase Plan

On February 3, 2016, the Company’s stockholders approved the 2016 Employee Stock Purchase Plan (the “2016 ESPP”), which will become effective in connection with the completion of the Company’s initial public offering. A total of 138,757 shares of common stock were reserved for issuance under this plan. In addition, the number of shares of common stock that may be issued under the 2016 ESPP will automatically increase on each January 1, beginning on January 1, 2017 and ending on January 1, 2026, by the least of (i) 138,757 shares of common stock, (ii) 1% of the Company’s shares of common stock outstanding on the immediately preceding December 31 and (iii) an amount determined by the Company’s board of directors or the compensation committee of the board of directors.

We have filed a registration statement (including the Preliminary Prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from Leerink Partners LLC, c/o Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, or by email at syndicate@leerink.com, or by phone at (800) 808-7525, ext. 6142; or RBC Capital Markets, LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281, Telephone: (877) 822-4089, Email: equityprospectus@rbccm.com.